As filed with the Securities and Exchange Commission on July 29, 2016

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands	4412	98-0224774
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4th Floor, Belvedere Building,

69 Pitts Bay Road,

Hamilton HM 08, Bermuda

Telephone: (441) 298-2530

Fax: (441) 292-3931

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Watson Farley & Williams LLP

Attention: Daniel C. Rodgers

250 West 55th Street

New York, New York 10019

(212) 922-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

David S. Matheson

Perkins Coie LLP

1120 N.W. Couch Street, Tenth Floor

Portland, OR 97209-4128

(503) 727-2008

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, and associated common share purchase rights(3)	12,019,231	$6.21	$74,639,424.51	$7,516.19

(1)	Pursuant to Rule 416(a), the number of shares of common stock being registered shall be adjusted to include any additional shares that may become issuable as a result of any common stock distribution, split, combination or similar transaction.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) and (r) under the Securities Act of 1933, as amended. The price per share and aggregate offering price are based on the average of the high and low sale prices of the registrant’s common stock on July 28, 2016, as reported on the New York Stock Exchange.
(3)	The common share purchase rights are presently attached to and transferable only with the common stock of the registrant. Prior to the occurrence of specified events, the common share purchase rights will not be exercisable or evidenced separately from the common stock. The value, if any, attributable to the common share purchase rights, if any, is reflected in the value attributable to the common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the U.S. Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 29, 2016

PROSPECTUS

12,019,231 Shares

Teekay Corporation

Common Stock

This prospectus relates solely to the offer or resale from time to time of up to 12,019,231 shares of our common stock by the selling shareholders identified in this prospectus. These shares of our common stock were sold to the selling shareholders pursuant to the Share Purchase Agreement, dated May 18, 2016, between us and the selling shareholders in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (or the Securities Act). In connection with that purchase agreement, we entered into a registration rights agreement with the selling shareholders. We will not receive any of the proceeds from the sale of these shares by the selling shareholders.

The selling shareholders identified in this prospectus, or their donees, pledgees, transferees or other successors-in-interest, may sell the shares of our common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. The selling shareholders may sell the shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. For additional information on the methods of sale that may be used by the selling shareholders, please read “Plan of Distribution.”

Our common stock trades on the New York Stock Exchange under the symbol “TK.” On July 28, 2016, the last reported sale price of our common stock on the New York Stock Exchange was $6.08 per share.

Investing in our common stock involves a high degree of risk. You should carefully consider the section entitled “Forward-Looking Statements” beginning on page 2 and each of the factors described under “Risk Factors” beginning on page 7 of this prospectus before you make an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                      , 2016

You should rely only on the information contained in this prospectus, any prospectus supplement, the documents incorporated by reference into this prospectus and any free writing prospectus. We have not authorized anyone else to give you different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not offering to sell or seeking offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement or any free writing prospectus, as well as the information we previously filed or hereafter file with the U.S. Securities and Exchange Commission (or SEC) that is incorporated by reference into this prospectus or any prospectus supplement, is accurate as of any date other than its respective date. We will disclose material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference into this prospectus.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC. The selling shareholders referred to in the prospectus may offer and resell from time to time up to 12,019,231 shares of our common stock. You should read this prospectus together with additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

This prospectus does not cover the issuance of any of our common stock by us to the selling shareholders. We will not receive any proceeds from any sale of our common stock by the selling shareholders. Except for underwriting fees, discounts and selling commissions or similar fees or arrangements, if any, transfer taxes, if any, and the fees and expenses of their own counsel, all of which are to be paid by the selling shareholders, we have agreed to pay the expenses incurred in connection with the registration of the common stock owned by the selling shareholders covered by this prospectus.

Unless otherwise indicated, the term “selling shareholders” as used in this prospectus means the selling shareholders listed under the heading “Selling Shareholders” and their donees, pledgees, transferees and other successors-in-interest. Unless otherwise indicated, references in this prospectus to “Teekay Corporation,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the common stock described herein, shall mean specifically Teekay Corporation.

Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus is prepared in accordance with accounting principles generally accepted in the United States (or GAAP).

You should read carefully this prospectus, any prospectus supplement, and the additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus and any prospectus supplements are “forward-looking statements.” The Private Securities Litigation Reform Act of 1995, as amended, provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us. Forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our most recent Annual Report on Form 20-F and other reports we file with the SEC and that are incorporated into this prospectus by reference. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement, and accordingly, you should not place undue reliance on forward-looking statements.

TEEKAY CORPORATION

We are a leading provider of international crude oil and gas marine transportation services and we also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included our expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) and through our 100% ownership interest in Teekay Petrojarl AS, and the continuation of our conventional tanker business through our publicly-listed subsidiary Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Our organizational structure can be divided into (a) our controlling interests in our publicly-listed subsidiaries, Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Corporation and its remaining subsidiaries.

Teekay Offshore includes our shuttle tanker operations, floating storage and off-take (or FSO) units, one HiLoad DP unit, a majority of our floating production, storage and offloading (or FPSO) units, and offshore support which includes Units for Maintenance and Safety (or UMS), all of which primarily operate under long-term fixed-rate contracts, and long-distance towing and offshore installation vessels.

Teekay LNG includes all of our LNG and LPG carriers. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time. LPG carriers are mainly chartered to carry LPG on time charters, on contracts of affreightment or spot voyage charters.

Teekay Tankers, including Teekay Tankers’ minority investment in Tanker Investments Ltd., includes a substantial majority of our conventional crude oil tankers and product carriers. Our conventional crude oil tankers and product tankers primarily operate in the spot-tanker market or are subject to time charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Certain of our conventional crude oil tankers and product tankers are on fixed-rate time-charter contracts with an initial duration of at least one year. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in Teekay Tankers.

The Teekay organization was founded in 1973. We are a Republic of The Marshall Islands corporation and maintain our principal executive headquarters at 4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530. Our principal operating office is located at Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2K2. Our telephone number at such address is (604) 683-3529. Our website address is www.teekay.com. The information contained in our website is not part of this prospectus.

RECENT DEVELOPMENTS

Teekay Corporation

In addition to a series of financing initiatives at Teekay Offshore (as described below), in May and June 2016, Teekay Corporation completed various initiatives to increase its financial strength and flexibility, including:

•	refinancing three existing debt facilities, including $150 million relating to Teekay Corporation’s equity margin revolving credit facility, $150 million of an existing revolving credit facility relating to Teekay Corporation’s three directly-owned FPSO units, and $50 million of an existing debt facility relating to the Shoshone Spirit VLCC;

•	selling Teekay Corporation’s 50% interest in three Infield Support Vessel Tugs for Royal Dutch Shell’s Prelude floating liquefied natural gas (FLNG) unit; and

•	issuing $100 million of common shares at a price of $8.32 per share to a group of institutional investors and two entities established by Teekay Corporation’s founder, including Resolute Investments, Inc., Teekay Corporation’s largest shareholder.

Teekay’s equity margin revolving credit facility is secured by common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay. In June 2016, Teekay amended the facility by further reducing its aggregate potential maximum borrowings from $300 million to $150 million, extending its maturity date from January 2018 to December 2018 and amending the loan-to-value ratio that determines the amount available to borrow based on the value of the common units of Teekay Offshore and Teekay LNG and the shares of Class A common stock of Teekay Tankers that are pledged as collateral. The amendment resulted in an increase in the loan-to-value ratio which increased the availability under the facility from approximately $34 million to $150 million as of June 30, 2016. As of June 30, 2016, Teekay Corporation had $31.9 million drawn on this facility, and $118.1 million undrawn.

As part of completing the financing initiatives both at Teekay Corporation and Teekay Offshore, in June 2016, Teekay Corporation entered into guarantee arrangements relating to Teekay Offshore up to a maximum of $500 million. The guarantees cover amounts owing under certain existing interest rate swaps which have put option termination rights that were extended to February 2019; a new loan for Teekay Offshore’s East Coast Canada shuttle tanker project during the construction period for three newbuilding shuttle tankers delivering in 2017 and 2018; and certain existing cross currency swaps related to two of Teekay Offshore’s Norwegian Kroner bonds for which the maturity dates were extended out to the end of 2018 (as described below). In addition, Teekay Corporation extended the maturity date for obligations in the amount of $200 million owed to Teekay Corporation by Teekay Offshore from July 2016 to January 2019 under the terms of a promissory note with an interest rate of 10.0% per annum and agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing 2018 have been repaid, all cash distributions to be paid to Teekay Corporation or its affiliates, including the general partner of Teekay Offshore, will instead be paid in common units of Teekay Offshore. In addition, Teekay Corporation agreed with its lenders that, until Teekay Offshore’s Norwegian Kroner bonds maturing 2018 have been repaid, Teekay Corporation will raise equity capital in an amount equal to any dividends paid by Teekay Corporation during that period.

In June 2016, Teekay Corporation reached an agreement to sell the Shoshone Spirit VLCC, which is expected to be delivered to the third party between August and November 2016.

The charterer of the Polar Spirit LNG carrier, which Teekay Corporation has chartered-in from Teekay LNG under a time charter contract, did not pay hire for the vessel in December 2015 or January 2016. Teekay Corporation is formalizing a legal claim against the charter party. Teekay Corporation has secured a short-term charter for the Polar Spirit that is expected to commence in August 2016. The Arctic Spirit LNG carrier, which Teekay Corporation has also chartered-in from Teekay LNG under a time charter contract, is currently unchartered and is laid up.

Teekay LNG

During February and March 2016, Centrofin Management Inc. (Centrofin), the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its option under the charter contracts to purchase both the Bermuda Spirit and Hamilton Spirit. As a result of Centrofin’s acquisition of the Bermuda Spirit and Hamilton Spirit, Teekay LNG recorded a $27.4 million loss on the sale of these vessels and associated charter contracts in the first quarter of 2016. The Bermuda Spirit was sold in April 2016 and the Hamilton Spirit was sold in May 2016. The total proceeds of $94.3 million from the sales were primarily used to repay existing term loans associated with these vessels, which loan balances totaled $88.3 million as at March 31, 2016.

In February 2016, Teekay LNG took delivery of its first MEGI LNG carrier newbuilding on order, which commenced its five-year charter contract with a subsidiary of Cheniere Energy, Inc. in February 2016. Teekay LNG’s second MEGI LNG carrier newbuilding delivered in July 2016 and is expected to commence its five-year charter contract with a subsidiary of Cheniere Energy, Inc. in August 2016. Also in February 2016, Teekay LNG secured a 10-year, $360 million long-term lease facility, which was used to finance both vessels.

In February and June 2016, Teekay LNG’s Exmar LPG joint venture took delivery of the sixth and seventh of its 12 LPG carrier newbuildings, which commenced charter contracts with an international energy company based in Norway in February and June 2016, respectively.

Teekay Offshore

Between April and June 2016, Teekay Offshore completed a series of financing initiatives to fund its unfunded capital expenditures and upcoming debt maturities, including:

•	obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility for six un-mortgaged vessels, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers;

•	refinancing $75 million of an existing revolving credit facility relating to the Petrojarl Varg FPSO unit;

•	extending the majority of the principal maturity payments to late-2018 for two of Teekay Offshore’s existing Norwegian Kroner senior unsecured bonds, previously due in January 2017 and January 2018;

•	extending to January 2019 the maturity date of $200 million in obligations owing to Teekay Corporation under the terms of a promissory note pursuant to which Teekay Offshore will pay Teekay Corporation interest at a rate of 10.0% per annum, one half of which will be paid in cash, and the other half of which will be paid in common units or from the proceeds of the sale of equity securities;

•	issuing $200 million of equity, including $100 million of its 10.5% Series D Cumulative Convertible Perpetual Preferred Units (or Series D Preferred Units) with a two-year payment-in-kind option to be settled in common units plus 4.5 million warrants with an exercise price of $4.55 per common unit and 2.25 million warrants with an exercise price of $6.05 per common unit to a group of investors, including $26 million to Teekay Corporation, and $100 million of common units at a price of $4.55 per unit to a group of investors;

•	cancelling the delivery of the two remaining UMS newbuildings, which may cause Teekay Offshore to write off the value of the construction costs to date and potentially incur additional costs associated with the cancellation of the shipbuilding contracts; and

•	amending the terms of certain interest rate swaps to defer the counterparties’ early termination options and extend the existing cross currency swaps related to two of Teekay Offshore’s Norwegian Kroner bonds that have been extended.

As part of completing the financing initiatives, Teekay Offshore secured a payment-in-kind option by agreeing to convert $46 million of face value of the $250 million of the outstanding Series C Preferred Units (or Series C Preferred Units) for approximately 8.3 million common units, and the remaining $204 million of outstanding Series C Preferred Units for approximately 8.5 million of the partnership’s newly issued 8.60% Series C-1 Cumulative Convertible Preferred Units (or Series C-1 Preferred Units) that include a two year payment-in-kind option.

In April 2016, during the process to lift off the gangway connecting the Arendal Spirit to the P48 FPSO, the gangway of the Arendal Spirit suffered damage. The gangway has now been replaced and undergone extensive testing and the unit recommenced its charter contract in early-July 2016.

Teekay Offshore completed the sale of four conventional tankers for aggregate sales proceeds of approximately $130 million. The first two conventional tankers, the SPT Explorer and Navigator Spirit, were sold to Teekay Tankers in mid-December 2015 and the two remaining conventional tankers, the Kilimanjaro Spirit and Fuji Spirit, were sold to a third party in March 2016.

Teekay Tankers

In January 2016, Teekay Tankers completed a new five-year $900 million long-term debt facility. The new facility includes term loan and revolving credit facility components which were used to refinance 36 of Teekay Tankers’ existing vessels, including 17 vessels acquired during 2015 that were secured by Teekay Tankers’ two bridge loan facilities that matured in early-2016, and Teekay Tankers’ main corporate revolving credit facility which would have otherwise expired in 2017.

RISK FACTORS

Before investing in our common stock you should carefully consider the following risk factors together with all other information included in this prospectus, including those risks discussed under the caption “Risk Factors” in our latest Annual Report on Form 20-F filed with the SEC, which are incorporated by reference into this prospectus, and information included or incorporated by reference in any applicable prospectus supplement.

If any of these risks were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected. Additional risks and uncertainties known or not known to us or that we deem immaterial may also impair our business, financial condition, operating results or cash flows. In that case, the trading price of our common stock may decline, we might be unable to pay dividends on shares of our common stock and you could lose all or part of your investment. In addition to the following risk factors, please read “Material United States Federal Income Tax Considerations” in this prospectus for a more complete discussion of expected material U.S. federal income tax consequences of owning and disposing of our securities.

Risks Inherent in an Investment in our Common Stock

The price of our common stock after any offering may be volatile, and you could lose a significant part of your investment.

The price of our common stock may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	mergers and strategic alliances in our industry;

•	market conditions in our industry;

•	general economic or financial market conditions;

•	changes in government regulation;

•	the failure of securities analysts to publish research about us, securities analysts making changes in their financial estimates, or shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors of, among other things, significant contracts, acquisitions or capital commitments;

•	future sales of our common stock or securities convertible into or exercisable for our common stock; and

•	the general state of the securities markets.

Our industry has been highly unpredictable and volatile. The market for our common stock may be equally volatile. Consequently, you may not be able to sell the common stock at prices equal to or greater than those paid by you in any offering.

We may issue additional shares of our common stock or other securities without your approval, which would dilute your ownership interests and may depress the market price of our common stock.

We may issue additional shares of our common stock or other equity securities of equal or senior rank to your securities, without shareholder approval, in a number of circumstances.

The issuance by us of additional shares of common stock or other equity securities of equal or senior rank to your securities may have the following effects:

•	our existing shareholders’ proportionate ownership interest in us may decrease;

•	the amount of cash available for dividends payable on our common stock may decrease;

•	the relative voting strength of previously outstanding securities may be diminished; and

•	the market price of our common stock may decline.

Substantial future sales of shares of our common stock in the public market could cause the price of our common shares to fall.

The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock. We have granted registration rights to our largest shareholder, which has the right, subject to certain conditions, to require us to file registration statements covering the sale by it of shares of common stock. Following their sale under an applicable registration statement, any such shares of common stock would become freely tradable. By exercising its registration rights and selling a large number of shares of common stock, this shareholder could cause the price of our common stock to decline.

Our cash flow depends substantially on the ability of our subsidiaries, primarily Teekay Offshore and Teekay LNG, to make distributions to us. The current cash distribution levels of Teekay Offshore and Teekay LNG may have a significant impact on our cash flow. The amount of cash that Teekay Offshore and Teekay LNG will be able to distribute to its unitholders, including Teekay Corporation, principally depends upon the amount of cash these entities can generate from their respective business and the amount of cash reserves established by the boards of directors of the general partners of Teekay Offshore and Teekay LNG, and Teekay Tankers’ ability to pay dividends to its shareholders partially depends upon its continued generation of cash. In addition, in connection with recently completed financing initiatives, we agreed that until Teekay Offshore repays amounts outstanding under its Norwegian Kroner bonds, all cash distributions paid by Teekay Offshore to us or our affiliates, including the general partner of Teekay Offshore, will be paid in Teekay Offshore’s common units.

The source of our cash flow includes cash distributions from our subsidiaries, primarily Teekay Offshore and Teekay LNG. The amount of cash our subsidiaries can distribute to us principally depends upon the amount of distributions declared by their boards of directors and the amount of cash they generate from their operations.

We, Teekay Offshore and Teekay LNG believe there is currently a dislocation in the capital markets relative to the stability of our businesses. Based on upcoming equity capital requirements for committed growth project and debt refinancing and other obligations, coupled with the uncertainty regarding how long it will take for the energy and capital markets to normalize, we, Teekay Offshore and Teekay LNG believe that it is in the best interests of the securityholders of Teekay Offshore and Teekay LNG to conserve more of their internally generated cash flows to fund future growth projects and to reduce debt levels. Consequently, effective for the quarterly distribution for the fourth quarter of 2015, Teekay Offshore temporarily reduced its quarterly cash distribution per common unit to $0.11 from $0.56, Teekay LNG temporarily reduced its quarterly cash distribution per common unit to $0.14 from $0.70 and, as a result, we temporarily reduced our quarterly cash dividend per share to $0.055 from $0.55. These distribution amounts were maintained for the first and second quarters of 2016. These distribution reductions by Teekay Offshore and Teekay LNG have substantially reduced our cash flows from them, including by currently eliminating any distributions on our incentive distribution rights in such companies.

In addition, in June 2016, we agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions to be paid to us or our affiliates, including the general partner of Teekay Offshore, will instead be paid in common units.

The actual amount of cash that each of Teekay Offshore, Teekay LNG or Teekay Tankers will have available for distribution or dividends, as applicable, will depend on many factors, some of which are beyond its control, including:

•	the level of capital expenditures it makes;

•	the cost of any acquisitions;

•	its debt service requirements;

•	fluctuations in its working capital needs;

•	restrictions on distributions contained in its debt agreements;

•	prevailing economic and market conditions;

•	the cost of capital;

•	limitations under Marshall Islands laws; and

•	the amount of cash reserves established by its general partner or board of directors, as applicable, in its sole discretion for the proper conduct of its business.

Because of these factors, Teekay Offshore, Teekay LNG or Teekay Tankers may not have sufficient available cash each quarter to continue paying distributions or dividends to their respective partners or shareholders, including us, at their current or historical levels or at all. The amount of cash that Teekay Offshore, Teekay LNG and Teekay Tankers have available for distribution or dividends depends primarily upon their respective cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, Teekay Offshore, Teekay LNG or Teekay Tankers may not make cash distributions or pay cash dividends, as applicable, during periods when it records losses and may not make cash distributions or pay cash dividends, as applicable, during periods when it records profits. Furthermore, until Teekay Offshore repays its Norwegian Kroner bonds maturing in 2018, all distributions paid to us or our affiliates as holders of common units will be paid in common units.

Our ability to pay dividends on our common stock, and the amount of dividends that we pay, partially depends upon the distributions that we receive from Teekay Offshore and Teekay LNG.

In September 2014, we announced the adoption of a new dividend policy and our intention is to distribute to our shareholders a majority of the cash flows we receive from ownership of our publicly-traded subsidiaries. The new dividend policy commenced with the dividend for the quarter ended June 30, 2015. Our quarterly dividend payment is primarily based on the cash flow contributions from our general partnership and limited partnership interests in Teekay Offshore and Teekay LNG, together with other dividends received, after deductions for our corporate general and administrative expenses and any reserves determined to be required by our board of directors, including reserves to service our debt.

On December 16, 2015, we announced temporary reductions to our quarterly dividends, commencing with the dividend relating to the fourth quarter of 2015. The dividend reduction, which was maintained for the first and second quarters of 2016, was in response to announcements by Teekay Offshore and Teekay LNG that they were temporarily reducing their quarterly cash distributions and retaining a significant portion of the internally generated cash flows as reserves to fund the equity capital requirements of their future growth projects and reduce debt levels, with the intention for the foreseeable future to reduce the need to raise equity capital at prohibitively dilutive and costly rates given current depressed market conditions generally in the energy and master limited partnership capital markets. In June 2016, we agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing 2018 have been repaid, all cash distributions to be paid to us or our affiliates, including the general partner of Teekay Offshore, will instead be paid in common units.

We are not the only equity holders of Teekay Offshore and Teekay LNG, and the respective partnership agreements of Teekay Offshore and Teekay LNG require them to distribute all available cash to their respective equity holders, including public unitholders. In addition, in connection with recently completed financing initiatives, we agreed that until Teekay Offshore repays amounts outstanding under its Norwegian Kroner bonds, all cash distributions paid by Teekay Offshore to us or our affiliates, including the general partner of Teekay Offshore, will be paid in common units.

Teekay Offshore and Teekay LNG are publicly-traded limited partnerships. As of March 31, 2016, we indirectly owned:

•	a 37.0% partnership interest in Teekay Offshore (including a 2% general partner interest) and all incentive distribution rights of Teekay Offshore; and

•	a 33.1% partnership interest in Teekay LNG (including a 2% general partner interest) and all incentive distribution rights of Teekay LNG).

The remainder of the outstanding limited partner interests in each of Teekay Offshore and Teekay LNG are owned by public unitholders. Although Teekay Offshore’s and Teekay LNG’s respective partnership agreements require them to distribute, on a quarterly basis, 100% of their available cash to their respective unitholders of record and their respective general partners, we are not the only limited partners of Teekay Offshore and Teekay LNG and, therefore, we receive only our proportionate share of cash distributions from each of Teekay Offshore and Teekay LNG based on our partner interests in each of them. The remainder of the quarterly cash distributions is distributed, pro rata, to the public unitholders.

For each of Teekay Offshore and Teekay LNG, available cash is generally all cash on hand at the end of each quarter, after payment of fees and expenses and the establishment of cash reserves by their respective general partners. Although we own the general partner of each of Teekay Offshore and Teekay LNG, Teekay Offshore’s and Teekay LNG’s respective general partners determine the amount and timing of cash distributions by Teekay Offshore and Teekay LNG, respectively, and have broad discretion to establish and make additions to the respective entity’s reserves in amounts the respective general partner determines to be necessary or appropriate:

•	to provide for the proper conduct of partnership business and the businesses of its operating subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs);

•	to provide funds for distributions to the respective unitholders and the respective general partner for any one or more of the next four calendar quarters; or

•	to comply with applicable law or any loan or other agreements.

Accordingly, distributions we receive on our ownership interests in Teekay Offshore and Teekay LNG may be reduced at any time, or we may not receive any distributions from these entities. In addition, until Teekay Offshore repays its Norwegian Kroner bonds maturing in 2018, all distributions paid to us or our affiliates as holders of common units will be paid in common units.

Teekay Offshore has issued significant amounts of additional common units and other equity securities to finance vessel acquisitions and organic growth projects, to repay or refinance its debt obligations and to fund capital expenditures and estimated funding gaps, and Teekay Offshore expects to issue additional common units or other equity securities in the future. The issuance of additional common units and other equity securities is dilutive to unitholders, including Teekay Corporation, and increases the risk that Teekay Offshore will not have sufficient available cash to maintain or increase cash distribution levels to its unitholders, including Teekay Corporation. As a result, Teekay Offshore may not have sufficient cash from operations to enable it to pay the current level of distributions on its units or to maintain or increase distributions.

In June 2016, Teekay Offshore issued the following equity securities in privately-negotiated transactions:

•	21,978,022 common units;

•	4,000,0000 Series D Preferred Units and warrants exercisable for 6,750,000 common units;

•	8,323,809 common units in consideration for the exchange and cancellation of 1,920,668 Series C Preferred Units; and

•	8,517,745 Series C-1 Preferred Units in consideration for the exchange and cancellation of the remaining 8,517,745 Series C Preferred Units

Under the terms of the Series C-1 Preferred Units and the Series D Units, for the next eight quarters, Teekay Offshore may, at its discretion, make distributions on such preferred units in cash, common units, or a combination of cash and common units. In addition, in June 2016, we agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions (other than with respect to incentive distribution rights) to be paid to us or our affiliates, including the general partner of Teekay Offshore, will instead be paid in common units or from the proceeds of the sale of common units. In connection with extending to January 2019 the maturity date of $200 million in obligations owing to Teekay Corporation, we modified the terms of the note to provide that one half of the 10.0% per annum interest will be paid in common units or from the proceeds of the sale of common units.

See “Recent Developments” for a further description of the transactions described above.

Teekay Offshore’s recent issuances of additional equity securities have resulted in unitholder dilution and increased the aggregate amount of cash required to maintain Teekay Offshore’s quarterly distributions to unitholders, including Teekay Corporation. Issuing additional equity securities in the future may result in further unitholder dilution and further increase the aggregate amount of cash required to maintain quarterly distributions on Teekay Offshore’s common units.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Provisions of our articles of incorporation and our bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	Authorizing our board of directors to issue “blank check” preferred shares without shareholder approval;

•	Providing for a classified board of directors with staggered, three-year terms;

•	Prohibiting cumulative voting in the election of directors;

•	Authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote for those directors;

•	Prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	Limiting the persons who may call special meetings of shareholders; and

•	Establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

We have also adopted a shareholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the board’s prior approval.

These anti-takeover provisions, including the provisions of our shareholder rights plan, could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

We are a Marshall Islands corporation, and the Republic of The Marshall Islands does not have a well-developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act. The provisions of the Marshall Islands Business Corporations Act resemble provisions of the corporation laws of some states in the United States. However, there have been few judicial cases in the Republic of The Marshall Islands interpreting the Marshall Islands Business Corporations Act. The rights and fiduciary responsibilities of directors under the laws of the Republic of The Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the Marshall Islands Business Corporations Act does specifically incorporate non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, for non-resident corporations such as us, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Because we are a Marshall Islands corporation, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are a Marshall Islands corporation, and all of our assets are located outside of the United States. Our principal executive offices are located, and a majority of our directors and officers are residents outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or our management in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of The Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers. For more information regarding the relevant laws of the Republic of The Marshall Islands, please read “Service of Process and Enforcement of Civil Liabilities.”

The prices of our common stock and other securities have been, and are likely to continue to be, volatile. Periods of market volatility may increase the risk of a securities litigation claim, regardless of merit. Teekay Corporation and certain of its officers are named as defendants in a pending securities class action suit relating to our common shares.

Following our December 2015 announcement that our Board of Directors had approved a plan to reduce our quarterly dividend from $0.55 per share in the third quarter of 2015 to $0.055 per share commencing with the fourth quarter of 2015 dividend payable in February 2016, a purported class action complaint was filed on March 1, 2016 in the U.S. District Court for the District of Connecticut naming us and certain of our officers as defendants. The complaint includes claims that the defendants violated Section 10(b) of the Securities Exchange Act of 1934, as amended (or the Exchange Act), and Securities and Exchange Commission Rule 10b-5 promulgated thereunder. In general, the complaint alleges that the defendants made materially false and misleading statements regarding our dividend and the anticipated amount of our dividend to be paid in future periods, thereby artificially inflating the price of our common stock. The plaintiffs are seeking unspecified monetary damages, including reasonable costs and expenses incurred in this action. We are vigorously defending the action. The amount or range of reasonably possible losses, including defense costs and expenses, to which we are exposed cannot be estimated and the ultimate resolution of this matter and the associated financial impact to us is uncertain at this time. We maintain a Directors and Officers Insurance policy that provides coverage for claims such as those alleged in the complaint, subject to coverage defenses, policy limits and a self-insured retention. Regardless of the outcome of this action or similar future actions of this type, the defense of such claims may cause us to incur substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Tax Risks

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for such purposes in any taxable year for which either (a) at least 75% of its gross income consists of “passive income,” or (b) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time- chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that it is more likely than not we are not a PFIC based on representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and operations. No assurance can be given, however, that the opinion of Perkins Coie LLP would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under “Material United States Federal Income Tax Considerations”) held stock, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. Holders if we are treated as a PFIC, please read “Material United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification.”

We may be subject to taxes, which reduces our cash available for distribution to our shareholders.

We or some of our subsidiaries may be subject to tax in the jurisdictions in which we or our subsidiaries are organized or operate, reducing the amount of our cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries in jurisdictions in which operations are conducted. For example, if Teekay Corporation was not able to meet the criteria specified by Section 883 of the U.S. Internal Revenue Code, our U.S. source income may become subject to taxation.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common stock by the selling shareholders under this prospectus and any related prospectus supplement. Please read “Selling Shareholders.”

CAPITALIZATION

The following table sets forth our capitalization on a consolidated basis as of March 31, 2016:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the following, as if the following transactions (the “Adjustments”) occurred on March 31, 2016:

(a)	use of $88.4 million of proceeds to repay amounts outstanding under a credit facility concurrently with sale of the Suezmax tanker Bermuda Spirit in April 2016 and the Suezmax tanker Hamilton Spirit in May 2016;

(b)	use of $18.0 million in cash to prepay a portion of the existing debt facility for the Shoshone Spirit VLCC and a six-month extension to November 2016 of repayment of the remaining $50.0 million outstanding;

(c)	the completion and concurrent drawdown in April 2016 of a new $35.0 million tranche on an existing debt facility secured by two shuttle tankers in Teekay Offshore;

(d)	the issuance of $100 million of common shares of Teekay Corporation at a price of $8.32 per common share in June 2016 resulting in the receipt of approximately $96.2 million of proceeds net of offering costs;

(e)	the issuance of $100 million of common units of Teekay Offshore at a price of $4.55 per common unit in June 2016 and the concurrent receipt of $2.0 million from Teekay Corporation to maintain its 2% general partner interest resulting in the receipt by Teekay Offshore of approximately $97.3 million of proceeds net of offering costs;

(f)	the issuance by Teekay Offshore of 4.0 million 10.5% Series D Preferred Units, warrants to purchase 4.5 million common units with an exercise price of $4.55 per common unit and warrants to purchase 2.25 million common units with an exercise price of $6.05 per common unit, for net proceeds of $71.3 million (excluding $26 million from Teekay Corporation and net of offering costs), of which $61.2 million is estimated to be allocable to the Series D Preferred Units and $10.1 million to the warrants;

(g)	the refinancing of Teekay Offshore’s existing debt facility for the Petrojarl Varg FPSO, whereby the facility size was reduced from $100 million to $75 million and a $25 million repayment was made;

(h)	the amendment of one of Teekay Corporation’s revolving credit facilities secured by common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay Corporation which if completed on March 31, 2016 would have had the impact of increasing the amount available to borrow by $114.1 million; and

(i)	the conversion in June 2016 of 1,920,668 Series C Preferred Units of Teekay Offshore, with a carrying value of $46.4 million, to 8,323,809 Common Units of Teekay Offshore and the exchange of 8,517,745 Series C Preferred Units of Teekay Offshore for 8,517,745 Series C-1 Preferred Units of Teekay Offshore.

The data in the table is derived from, and should be read in conjunction with, our historical financial statements, including accompanying notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our Report on Form 6-K for the three months ended March 31, 2016, which is incorporated by reference herein.

	As of March 31, 2016
	(in thousands)
	Actual	As adjusted
Cash and cash equivalents(1)	$658,158	$915,490
Restricted cash	134,124	134,124

Total cash and restricted cash	$792,282	$1,049,614
Debt:
8.5% Senior Notes due January 2020	$592,657	$592,657
Other debt(2)	6,712,933	6,617,063
Obligations under capital leases	231,881	231,881
Less unamortized discount and debt issuance costs	(100,043)	(100,043)
Total Debt(1)	$7,437,428	$7,341,558
Redeemable non-controlling interest	254,631	269,344
Equity
Common stock and additional paid-in capital	$778,080	$874,243
Retained earnings	106,215	106,215
Non-controlling interest	2,751,911	2,905,898
Accumulated other comprehensive loss	(22,760)	(22,760)
Total Equity	$3,613,536	$3,863,686

Total Capitalization:	$11,305,595	$11,474,588

(1)	The amounts attributable to Teekay Corporation for cash and cash equivalents and total debt, respectively, would be $190.0 million and $820.5 million.

The following table reconciles Teekay’s consolidated and Teekay Corporation’s as adjusted cash and cash equivalents and total debt, respectively. Teekay Corporation’s numbers are reconciled to Teekay consolidated numbers, which are the most directly comparable financial measures calculated and presented in accordance with GAAP.

	As of March 31, 2016
	(in thousands)
	Teekay consolidated	Public subsidiaries	Teekay Corporation
Cash and cash equivalents	915,490	724,480	190,010
Total debt	7,341,558	6,521,020	820,538

(2)	The portions of other debt (a) secured by assets of certain of our subsidiaries and (b) guaranteed by us or certain of our subsidiaries are $5.8 billion on an actual basis and $5.7 billion on an as adjusted basis, respectively. We would have had undrawn borrowing capacity under our secured credit facilities of $193.2 million on an actual basis and $307.3 million on an as adjusted basis.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Shares of our common stock are listed for trading on the New York Stock Exchange under the symbol “TK.”

The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock, as reported on the New York Stock Exchange, and the amount of quarterly dividends declared per share. The closing sale price of our common stock on the New York Stock Exchange on July 28, 2016 was $6.08 per share.

	Price Ranges		Quarterly Cash Dividends(1)
	High	Low
Years Ended
December 31, 2015	$51.39	$6.65
December 31, 2014	67.98	44.01
December 31, 2013	48.13	32.49
December 31, 2012	36.60	24.89
December 31, 2011	37.93	20.67
Quarters Ended
September 30, 2016(2)	$7.76	$6.05
June 30, 2016	11.85	6.69	$0.055
March 31, 2016	10.23	4.37	0.055
December 31, 2015	35.93	6.65	0.055
September 30, 2015	44.58	28.36	0.550
June 30, 2015	51.39	42.22	0.550
March 31, 2015	51.20	41.12	0.31625
December 31, 2014	67.97	44.01	0.31625
September 30, 2014	67.98	49.63	0.31625
June 30, 2014	62.67	54.82	0.31625
March 31, 2014	60.42	46.59	0.31625
Months Ended
July 31, 2016(2)	$7.76	$6.05
June 30, 2016	10.56	6.69
May 31, 2016	11.18	7.67
April 30, 2016	11.85	7.76
March 31, 2016	10.20	7.59
February 28, 2016	8.58	5.34
January 31, 2016	10.23	4.37

(1)	Dividends are shown for the quarter with respect to which they were declared.
(2)	Period beginning July 1, 2016 and ending July 28, 2016.

SELLING SHAREHOLDERS

This prospectus covers the offering for resale from time to time of up to 12,019,231 shares of our common stock by the selling shareholders identified below. These shares were sold pursuant to the Share Purchase Agreement, dated May 18, 2016, between us and the selling shareholders.

The following table sets forth the names of the selling shareholders, the number of shares of our common stock beneficially owned by the selling shareholders immediately prior to the date of this prospectus and the number of shares to be offered by the selling shareholders pursuant to this prospectus. The table below assumes that the selling shareholders will sell all of the shares offered for sale; however, we do not know when or in what amounts the selling shareholders may offer securities for sale. The selling shareholders may elect not to sell any or all of the securities offered by this prospectus. The selling shareholders identified below may currently hold or acquire at any time shares of our common stock in addition to those registered hereby. In addition, the selling shareholders identified below may sell, transfer or otherwise dispose of some or all of their common stock in private placement transactions exempt from or not subject to the registration requirements of the Securities Act. For information on the procedure for sales by the selling shareholders, please read the disclosure set forth under the heading “Plan of Distribution.”

Information concerning the selling shareholders may change from time to time and, to the extent required, we will supplement this prospectus accordingly.

To our knowledge, the selling shareholders do not have nor have had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of common stock and as disclosed in the footnotes to this table. Because the selling shareholders may sell all or a portion of the common stock registered hereby, we cannot estimate the number or percentage of our common stock that the selling shareholders will hold upon completion of the offering.

We have prepared the following table and the related notes based on information supplied to us by the selling shareholders on or prior to July 26, 2016. We have not sought to verify such information. Additionally, the selling shareholders may have sold or transferred some or all of the common stock listed below in exempt or non-exempt transactions since the date on which the information was provided to us. Other information about the selling shareholders may change over time.

Selling shareholders Name and Address	Shares of Common Stock beneficially owned prior to this offering(1)		Shares of Common Stock that may be offered hereby		Shares of Common Stock beneficially owned after this offering(2)
	Number	Percentage	Number	Percentage	Number	Percentage
Resolute Investments, Ltd.(3)	31,936,012	37.65%	3,605,770	4.25%	28,330,242	33.40%
Concord Equity (Cayman) Limited(4)	1,201,924	1.42%	1,201,924	1.42%	—	—
Cohen & Steers Infrastructure Fund, Inc.(5)	1,041,512	1.22%	1,041,512	1.23%	—	—
Cohen & Steers Global Infrastructure Fund, Inc.(5)	96,100	0.11%	96,100	0.11%	—	—
Cohen & Steers MLP & Energy Opportunity Fund, Inc.(5)	36,400	0.04%	36,400	0.04%	—	—
Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.(5)	208,200	0.25%	208,200	0.25%	—	—
MTP Energy Fund Ltd	317,504	0.37%	317,504	0.37%	—	—
MTP Energy Opportunities Fund LLC	103,167	0.12%	103,167	0.12%	—	—
Senvest Management, LLC on behalf of its Advisory Client, Senvest Master Fund, LP	1,925,257	2.27%	600,962	0.71%	1,324,295	1.56%
Cushing MLP Opportunity Fund, LP(6) Cushing Fund, LP Cushing MLP Market Neutral Fund, LP Cushing Renaissance Opportunity Fund, LP Swank MLP Convergence Fund, LP	530,774	0.63%	530,774	0.63%	—	—
MSD Energy Partners, L.P.(7)	600,962	0.71	600,962	0.71%	—	—
Eagle Income Appreciation II, LP(8) Eagle Income Appreciation Partners, LP	2,430,994	2.87	1,802,884	2.13%	628,110	0.74%
Luminus Energy Partners Master Fund, Ltd.	240,385	0.28	240,385	0.28%	—	—
Commonwealth of Pennsylvania Public School Employees’ Retirement System	475,000	0.56	475,000	0.56%	—	—
AT MLP Fund, LLC	1,327,884	1.57	1,327,884	1.57%	—	—

*	The person beneficially owns less than 0.01% of our outstanding shares of Common Stock.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. The percentage of beneficial ownership of each selling shareholder is based on (i) 84,832,824 shares of our common stock issued and outstanding as of July 26, 2016 and (ii) the shares of common stock underlying share options and warrants exercisable by such person or group within 60 days of the date of this prospectus, if any.

(2)	Assumes the sale of all shares offered in this prospectus and no sales of any shares held by any selling shareholder as of July 26, 2016 that are not registered for resale under this prospectus.
(3)	Includes 31,936,012 shares of common stock held by Resolute Investments, Ltd.’s (Resolute) ultimate parent, Path Spirit Limited (Path), over which Resolute shares beneficial ownership and voting and investment power with Path. Path is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of Teekay Corporation’s directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of Teekay Corporation’s directors, Axel Karlshoej, is among the directors of Path. Teekay Corporation’s Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including those in the Teekay group of companies. Another of Teekay Corporation’s directors, Bjorn Moller, is a director of Kattegat Limited.
(4)	One of Concord Equity (Cayman) Limited’s directors, Matthew F. Gibbons, is also a director of Path.
(5)	Affiliated with Cohen & Steers Securities, LLC, a New York registered, limited purpose broker-dealer entity that serves as the distributor for Cohen & Steers mutual funds and alternative investment funds.
(6)	Cushing Asset Management, LP serves as the investment adviser and, as applicable, the general partner to the selling unitholder. Swank Capital, LLC serves as the general partner of Cushing Asset Management, LP, which holds voting and dispositive power with respect to the common shares held by the selling shareholder. Jerry V. Swank is the principal and control person of Swank Capital, LLC. As principal of Swank Capital, LLC, Mr. Swank may direct the vote and disposition of the common shares held by the selling shareholder. The number of shares of common stock that may be offered for resale pursuant to this registration statement for each Cushing Fund entity is:

Cushing MLP Opportunity Fund, LP: 182,374

Cushing Fund, LP: 109,700

Cushing MLP Market Neutral Fund, LP: 20,800

Cushing Renaissance Opportunity Fund, LP: 139,600

Swank MLP Convergence Fund, LP: 78,300

(7)	MSD Partners, L.P. is the investment manager of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSD Energy Partners, L.P. MSD Partners (GP), LLC is the general partner of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSD Partners, L.P. Each of Glenn R. Fuhrman and Marc R. Lisker is a manager of MSD Partners (GP), LLC and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the common shares beneficially owned by MSD Partners (GP), LLC. Each of Mr. Fuhrman and Mr. Lisker disclaim beneficial ownership of such common shares, except to the extent of the pecuniary interest of such person in such shares.
(8)	All Eagle Global Affiliated Funds share voting and investment power with their senior partner Steven Russo. The number of shares of common stock that may be offered for resale pursuant to this registration statement for each Eagle Global entity is:

Eagle Income Appreciation II, LP: 1,155,034

Eagle Income Appreciation Partners, LP: 647,850

DESCRIPTION OF CAPITAL STOCK

General

We may issue common stock or preferred stock, in one or more distinct series, from time to time. This section summarizes the material terms of our common stock and material terms that would be common to all series of our preferred stock. The following description of our common stock, preferred stock and provisions of our Amended and Restated Articles of Incorporation, as amended (or Articles) and our Amended and Restated Bylaws (or Bylaws), are summaries and are qualified by reference to our Articles and our Bylaws, copies of which have been filed as exhibits to our Annual Report on Form 20-F for the year ended December 31, 2015, which is incorporated by reference herein.

Our authorized capital stock consists of 725 million shares of common stock, with a par value of $0.001 per share and 25 million shares of preferred stock, with a par value of $1 per share. As of June 30, 2016, there were 84,832,824 shares of our common stock outstanding and no preferred shares outstanding.

Exchange Listing.

Shares of our common stock are listed on the New York Stock Exchange, where they trade under the symbol “TK.”

Transfer Agent and Registrar.

Computershare Inc. serves as registrar and transfer agent for our common stock.

Common Stock

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of our preferred stock, holders of common stock are entitled to receive ratably any dividends declared from time to time by our Board of Directors out of funds legally available therefor. Holders of our common stock generally do not have conversion, redemption or preemptive rights to subscribe for any of our securities. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of preferred stock that we may issue.

Preferred Stock

Our Board of Directors may from time to time, and without further action by our shareholders, direct the issuance of shares of preferred stock in one or more series and may, at the time of issuance, determine the rights, preference and limitations of each such series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of our preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Teekay Corporation before any payment is made to the holders of shares of our common stock. The voting, dividend, liquidation, redemption, conversion or other rights of any preferred stock we may issue could adversely affect the voting power and other rights of the holders of our common stock and may have the effect of decreasing the market price of our common stock. Under certain circumstances, the issuance of shares of our preferred stock may render more difficult or tend to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

Anti-Takeover Provisions

Preferred Stock Authorization.

As noted above, our Board of Directors, without shareholder approval, has the authority under our Articles to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated or which have a tendency to delay or prevent a change of control of Teekay Corporation or make removal of management more difficult.

Shareholder Rights Plan.

We have an amended and restated shareholders rights agreement pursuant to which holders of our common stock have been granted one purchase right on each outstanding share of common stock. Each purchase right, when exercisable, initially entitles its registered holder to purchase from us one share of our common stock at a price of $200 per share, subject to certain anti-dilution adjustments. The purchase rights are not currently exercisable and will become exercisable only upon the earlier of:

•	Ten days following a public announcement that a person became an “acquiring person,” which refers to a person who either (a) did not beneficially own 15% or more of our outstanding common stock on July 2, 2010 (the effective date of the amended and restated shareholder rights plan), and subsequently acquires beneficial ownership of 20% or more of our outstanding common stock, or (b) did beneficially own 15% or more of our outstanding common stock on July 2, 2010, and subsequently acquires beneficial ownership of an additional 5% or more of our outstanding common stock; or

•	Ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an acquiring person.

Unless otherwise approved by our Board of Directors, if a person becomes an acquiring person, the purchase rights held at any time by the acquiring person and its affiliates will become null and void and nontransferable, and the remaining purchase rights will entitle each other right holder to purchase, for the purchase price, the number of shares of our common stock which at the time of the transaction would have a market value equal to twice the purchase price. Additionally, at any time prior to an acquiring person’s becoming the holder of 50% or more of our outstanding shares of common stock, our Board of Directors may exchange the purchase rights (other than the purchase rights owned by the acquiring person and its affiliates), at an exchange ratio of one share of our common stock per purchase right.

After a person becomes an acquiring person, each of the following events would entitle each holder of a purchase right (other than the acquiring person and its affiliates) to purchase, for the purchase price, that number of shares of common stock of another corporation which at the time of the event would have a market value equal to twice the purchase price:

•	the acquisition of us in a merger by such other corporation;

•	a business combination between us and such other corporation; or

•	the sale, lease, exchange or transfer of 50% or more of our assets or assets accounting for 50% or more of our net income or revenues, in one or more transactions.

At any time prior to the earlier of a triggering offer or any person becoming an acquiring person, our Board of Directors may redeem the purchase rights in whole, but not in part, at a price of $0.0001 per purchase right. In addition, the Board of Directors may also waive, within a specified period, the effect of such triggering event or a person being an acquiring person.

The purchase rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. The purchase rights will not interfere with any merger or other business combination approved by our Board of Directors, since the Board of Directors may, at its option, authorize Teekay Corporation to redeem all of the then-outstanding purchase rights or waive the application of the shareholder rights plan in connection with a specific transaction. The shareholder rights plan and the rights expire in July 2020. The description and terms of the purchase rights are set forth in our Amended and Restated Rights Agreement that is filed as an exhibit to the Registration Statement on Form 8-A/A filed on July 2, 2010, which is incorporated by reference into this prospectus.

Shareholder Meetings, Quorum, Voting and Consents.

Our Bylaws establish advance notice procedures with respect to business brought before an annual meeting by a shareholder and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors. Under our Bylaws, special meetings of the shareholders may be called only by our Board of Directors. No business other than that stated in the notice of meeting may be transacted at any special meeting. Our Articles provide that a majority of the shares entitled to vote on any matter shall constitute a quorum at a meeting of shareholders, unless the matter has been submitted to the shareholders at any meeting and recommended by a majority of our Continuing Directors (as defined in our Articles), in which case one-third of the shares entitled to vote on the matter shall constitute a quorum. In addition, under Marshall Islands law, shareholder actions taken without a shareholder meeting or a vote must be taken by unanimous written consent of the shareholders entitled to vote with respect to the subject matter thereof. These provisions may have the effect of delaying or preventing consideration of certain shareholder proposals until the next annual meeting, if at all, unless a special meeting is called by our Board of Directors.

Election of Directors.

Our Bylaws provide for a “staggered board,” with our Board of Directors divided into three classes, as nearly equal in number as possible, and the directors in each class serving three-year terms and one class being elected each year by our shareholders. Vacancies on the Board of Directors are filled by our Board of Directors. Because this system of electing directors and filling vacancies generally makes it more difficult for shareholders to replace a majority of the Board of Directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to gain control of us.

Other Matters

Sales of Assets, Mergers and Dissolution.

Under the Marshall Islands Business Corporations Act, the sale of all or substantially all of Teekay Corporation’s assets not made in the usual or regular course of Teekay Corporation’s business or the non-judicial dissolution and liquidation of Teekay Corporation are required to be approved by the holders of two-thirds of the outstanding shares of our capital stock entitled to vote on such matter or by a unanimous written consent of all holders of capital stock entitled to vote on the matter. In addition, the holders of one-half of the outstanding shares of capital stock entitled to vote may institute judicial dissolution proceedings in specified circumstances in accordance with the Marshall Islands Business Corporations Act. In the event of the dissolution of Teekay Corporation, the holders of our common stock will be entitled to share pro rata in our net assets available for distribution to them, after payment to all creditors and the liquidation preferences of any of our outstanding preferred stock.

Under the Marshall Islands Business Corporations Act, a merger or consolidation involving Teekay Corporation (other than with subsidiaries at least 90% of whose shares are owned by Teekay Corporation) is required to be approved by the holders of a majority of the outstanding shares of our capital stock entitled to vote on the matter.

A class of shares may be entitled to vote separately as a class on various corporate activities. The vote for such class will be determined by the Marshall Islands Business Corporations Act and, if applicable, our articles of incorporation and bylaws.

Dissenters’ Rights of Appraisal and Payment.

Under the Marshall Islands Business Corporations Act, our shareholders have the right to dissent from various corporate actions, including certain mergers or certain sales of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. The right of a dissenting shareholder to receive payment of the fair value of such shareholder’s shares shall not be available for the shares of any class or series of stock, which shares, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. A condition for such payment is that the dissenting shareholders follow the procedures set forth in the Marshall Islands Business Corporations Act. In the event that we fail to agree with any dissenting shareholder on a price for the shares, such procedures involve, among other things, the institution of court proceedings in either the Marshall Islands or the country where our shares are primarily traded, which is the United States. The value of the shares of a dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Amendment of Articles of Incorporation.

Under the Marshall Islands Business Corporations Act, amendments to the articles of incorporation of a Marshall Islands corporation generally may be authorized by vote of the holders of a majority of all outstanding shares entitled to vote. The approval of the holders of a majority of the outstanding shares of an adversely affected class or series of stock is also required for certain amendments.

Limitations on Ownership and Dividends.

Neither Marshall Islands law nor our Articles or Bylaws limit the right to own our securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities. Certain of our debt facilities, and Marshall Islands law, impose limitations on our ability to pay dividends.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to prospective shareholders and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this prospectus, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

This discussion is limited to shareholders who hold their common stock as a capital asset for tax purposes. This discussion does not address all tax considerations that may be important to a particular shareholder in light of the shareholder’s circumstances, or to certain categories of shareholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding our common stock as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	persons subject to the alternative minimum tax;

•	persons that actually or under applicable constructive ownership rules own 10% or more of our common stock; and

•	entities that are tax-exempt for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our common stock should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our common stock.

No ruling has been or will be requested from the Internal Revenue Service (or IRS) regarding any matter affecting us or our shareholders. Instead, we will rely on the opinion of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each shareholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our common stock.

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our common stock that is, for U.S. federal income tax purposes: (a) a U.S. citizen or U.S. resident alien (or a U.S. Individual Holder), (b) a corporation or other entity taxable as a corporation, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain, which will be either long term or short term capital gain depending upon whether the U.S. Holder has held the shares for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common stock generally will be treated as foreign source income and generally will be treated as “passive category income.”

Subject to holding period requirements and certain other limitations, dividends received with respect to our common stock by a U.S. Holder who is an individual, trust or estate (or a Non- Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been classified as a PFIC, as discussed below). Any dividends received with respect to our common stock will be eligible for these preferential rates in the hands of a Non-Corporate U.S. Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is, generally, a dividend with respect to a share of common stock if the amount of the dividend is equal to or in excess of 10% of a common shareholder’s adjusted tax basis (or fair market value in certain circumstances) in such common stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such common stock will be treated as long–term capital loss to the extent of the amount of such dividend.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common stock.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (a) long–term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short term capital gain or loss otherwise and (b) U.S. source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of stock. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our common stock.

Consequences of Possible PFIC Classification

A non–U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (a) at least 75% of its gross income is “passive” income; or (b) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our common stock and our publicly traded subsidiaries may be treated as reflecting the value of our assets, and our publicly traded subsidiaries’ assets, respectively, at any given time. Therefore, a decline in the market value of our common stock, or our publicly traded subsidiaries, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that it is more likely than not that we are not a PFIC based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations, including:

•	the total payments due to us under each of our time charters are substantially in excess of the current bareboat charter rate for comparable vessels;

•	the income derived from our participation in pooling arrangements and from our other time and voyage charters will be greater than 25% of our total gross income at all relevant times; and

•	the gross value of our vessels participating in pooling arrangements and servicing our other time and voyage charters will exceed the gross value of all other assets we own at all relevant times.

An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinion of Perkins Coie LLP may not be sustained by a court if contested by the IRS. Further, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (or a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark–to–market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (or an Electing Holder), the Electing Holder must report each taxable year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S. Holder’s holding period of our common stock during which we qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s common stock on the “qualification date.” The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of our common stock during which we qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common stock.

Taxation of U.S. Holdings Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a

“mark–to–market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our common stock and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the Mark–to–Market election. A U.S. Holder’s tax basis in our common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark–to–market gains previously included in income by the U.S. Holder. Because the mark–to–market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such U.S. Holder held our common stock and for which (a) we were not a QEF with respect to such U.S. Holder and (b) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s common stock exceeds the U.S. Holder’s adjusted tax basis in the common stock at the end of the first taxable year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark–to–market” election for that year (a Non–Electing Holder ) would be subject to special rules resulting in increased tax liability with respect to (a) any “excess distribution” (i.e., the portion of any distributions received by the Non– Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non–Electing Holder in the three preceding taxable years, or, if shorter, the Non–Electing Holder’s holding period for our common stock), and (b) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for our common stock;

•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which a U.S. Holder owns shares, we are a PFIC, and the total value of all shares that such U.S. Holder directly or indirectly holds exceeds certain thresholds, such U.S. Holder generally will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our common stock. In addition, if a Non–Electing Holder who is an individual dies while owning our common stock, such Non-Electing Holder’s successor generally would not receive a step–up in tax basis with respect to such common stock.

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

Consequences of Possible Controlled Foreign Corporation Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50% of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation (or a CFC ).

CFC Shareholders are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC. In addition, a person who is or has been a CFC Shareholder may recognize ordinary income on the disposition of shares of the CFC. Although we do not believe we are or will become a CFC, U.S. persons owning a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.

The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change in the event we become a CFC in the future.

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our stock under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our common stock.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non–U.S. Holder.

Distributions

In general, a Non–U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our common stock unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non–U.S. Holder is engaged in a trade or business within the United States and the distributions are deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Common Stock

In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common stock unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our common stock is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of, our common stock to a Non–Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non–Corporate U.S. Holder also may be subject to backup withholding if the Non–Corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non–U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States, or through a U.S. payor, by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following discussion is based upon the opinion of Watson Farley & Williams LLP, our counsel as to matters of the laws of the Republic of The Marshall Islands, and the current laws of the Republic of The Marshall Islands and is applicable only to persons who are not citizens of and do not reside in, maintain offices in or engage in business in the Republic of The Marshall Islands.

Because we and our subsidiaries do not, and we do not expect that we or any of our subsidiaries will, reside in or conduct business or operations in the Republic of The Marshall Islands, and because we anticipate that all documentation related to any offerings pursuant to this prospectus will be executed outside of the Republic of The Marshall Islands, under current Marshall Islands law holders of our common stock will not be subject to Marshall Islands taxation or withholding on dividends. In addition, holders of our common stock will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares of common stock, and you will not be required by the Republic of The Marshall Islands to file a tax return relating to the shares of common stock.

It is the responsibility of each shareholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Accordingly, each shareholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal, tax returns which may be required of such shareholder.

PLAN OF DISTRIBUTION

As of the date of this prospectus, we have not been advised by the selling shareholders as to any plan of distribution. The selling shareholders may choose not to sell any of their common stock. Distributions of the common stock by the selling shareholders, or by their partners, pledgees, donees, transferees or other successors in interest may from time to time be offered for sale either directly by the selling shareholders or other persons, or through underwriters, dealers or agents or on any exchange on which the common stock may from time to time be traded, in the over-the-counter market, in independently negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated.

The methods by which the common stock may be sold include:

•	underwritten transactions;

•	privately negotiated transactions;

•	exchange distributions and/or secondary distributions;

•	sales in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares of common stock at a stipulated price per share;

•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	short sales;

•	through the writing of options on the common stock, whether or not the options are listed on an options exchange;

•	through the distribution of the shares by the selling shareholders to their partners, members or stockholders;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may effect such transactions by selling the common stock to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts or commissions from the selling shareholders and may receive commissions from the purchasers of the common stock for whom they may act as agent. The selling shareholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (or the Securities Act). We have agreed to register the common stock for sale under the Securities Act and to indemnify the selling shareholders against certain civil liabilities, including certain liabilities under the Securities Act.

We will pay the costs and expenses of the registration and offering of the common stock offered hereby. We will not pay any underwriting fees, discounts and selling commissions allocable to a selling shareholder’s sale of common stock, which will be paid by the selling shareholders. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:

•	in or through one or more transactions (which may involve crosses and block transactions) or distributions;

•	on the New York Stock Exchange;

•	in the over-the-counter market; or

•	in private transactions.

Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

In connection with sales of the common stock under this prospectus, the selling shareholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders also may sell shares of common stock short and deliver them to close out the short positions or loan or pledge the shares to broker-dealers that in turn may sell them.

From time to time, the selling shareholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by it. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. The number of the selling shareholders’ securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for the selling shareholders’ securities will otherwise remain unchanged. In addition, the selling shareholders may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

The selling shareholders and any underwriters, broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. To the extent a selling shareholder is a broker-dealer, it is, according to SEC interpretation, an “underwriter” within the meaning of the Securities Act. Underwriters are subject to the prospectus delivery requirements under the Securities Act. If a selling shareholder is deemed to be an underwriter, that selling shareholder may be subject to certain statutory liabilities under the Securities Act and the Exchange Act.

To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in one or more prospectus supplements. In that event, the discounts and commissions the selling shareholders will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements. Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses. We and the selling shareholders may indemnify underwriters, brokers, dealers and agents against specific liabilities, including liabilities under the Securities Act.

In addition, the selling shareholders may sell shares of common stock in compliance with Securities Act Rule 144, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act, rather than pursuant to this prospectus.

The selling shareholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling shareholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling shareholders and their affiliates. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

The aggregate maximum compensation the underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered may be set forth in the accompanying prospectus supplement.

In connection with offerings hereunder and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions which stabilize or maintain the market price of the securities at levels above those which might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may overallot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases the previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

Teekay Corporation is a Republic of The Marshall Islands corporation. The Republic of The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our controlled affiliates are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside of the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our subsidiaries or our directors and officers or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Watson Farley & Williams LLP to accept service of process on our behalf in any such action.

Watson Farley & Williams LLP, our counsel providing advice relating to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Republic of The Marshall Islands would (1) recognize or enforce against us or our directors and officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us or our directors and officers or those of our controlled affiliates in original actions brought in the Republic of The Marshall Islands, based on these laws.

LEGAL MATTERS

Unless otherwise stated in any applicable prospectus supplement, Perkins Coie LLP will pass upon certain legal matters for us with respect to the offering of our common stock. Unless otherwise stated in any applicable prospectus supplement, the validity of shares of our common stock and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by Watson Farley & Williams LLP. As appropriate, legal counsel representing any underwriters, dealers or agents will be named in the applicable prospectus supplement and may opine to certain legal matters.

EXPERTS

The consolidated financial statements of Teekay Corporation as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG LLP audits and reports on financial statements of Teekay Corporation issued at future dates, and consents to the use of its report thereon, such financial statements also will be incorporated by reference in the registration statement in reliance upon its report and said authority.

WHERE YOU CAN FIND MORE INFORMATION

We file and furnish annual and other reports with the SEC. You may read and copy any document that we file at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

This prospectus is part of a registration statement on Form F-3 filed by us with the SEC under the U.S. Securities Act. As permitted by the SEC, this prospectus does not contain all the information in the registration statement filed with the SEC. For a more complete understanding of this offering, you should refer to the complete registration statement (including exhibits) on Form F-3 that may be obtained from the locations described above. Statements contained in this prospectus or in any prospectus supplement about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2015;

•	all subsequent Annual Reports on Form 20-F filed with the SEC prior to the termination of this offering;

•	our Reports on Form 6-K filed with the SEC on April 29, 2016, May 24, 2016, May 31, 2016 and June 30, 2016;

•	all subsequent Reports on Form 6-K filed with the SEC prior to the termination of this offering that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on February 11, 2003, and the description of our common share purchase rights contained in our Registration Statement on Form 8-A/A filed on July 2, 2010, including any subsequent amendments or reports filed for the purpose of updating such descriptions.

These reports contain important information about us, our financial condition and our results of operations. You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.teekay.com, or by writing or calling us at the following address:

Teekay Corporation

4th Floor, Belvedere Building,

69 Pitts Bay Road

Hamilton HM 08, Bermuda

Attn: Corporate Secretary

(441) 298-2530

EXPENSES

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of our common stock covered by this prospectus. All amounts are estimated except the SEC registration fee.

U.S. Securities and Exchange Commission registration fee		$7,516.19
FINRA filing fees		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing costs		*
Transfer agent fees		*
New York Stock Exchange listing fee		*
Miscellaneous		*

Total	$	*

*	To be provided in a prospectus supplement or in a Report on Form 6-K subsequently incorporated by reference into this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. Indemnification of Directors and Officers

The Marshall Islands Act restricts corporations from limiting or eliminating the personal liability of directors to corporations and their shareholders for monetary damages for certain breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our articles of incorporation also provide that we must indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees) to our directors and officers and to carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our articles of incorporation may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against our directors and officers pursuant to these indemnification provisions.

Our articles of incorporation also renounce in favor of Teekay Corporation business opportunities that may be attractive to both Teekay Corporation and us. This provision effectively limits the fiduciary duties we or our shareholders otherwise may be owed regarding these business opportunities by our directors and officers who also serve as directors or officers of Teekay Corporation or its other affiliates. If Teekay Corporation or its affiliates (other than us and our subsidiaries) no longer beneficially own shares representing at least 20% of the total voting power of our outstanding capital stock, and no person who is an officer or director of us is also an officer or director of Teekay Corporation or its other affiliates (other than us and our subsidiaries), then this business opportunity provision of our articles of incorporation will terminate.

ITEM 9. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

4.1	Amended and Restated Articles of Incorporation of Teekay Corporation (incorporated by reference to Exhibit 1.1 to Teekay Corporation’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009)

4.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation (incorporated by reference to Exhibit 1.2 to Teekay Corporation’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009)

4.3	Amended and Restated Bylaws of Teekay Corporation (incorporated by reference to Exhibit 1.3 to Teekay Corporation’s Report on Form 6-K (File No.1-12874), filed with the SEC on August 31, 2011)

4.4	Amended and Restated Rights Agreement (incorporated by reference to Exhibit 1 to Teekay Corporation’s Registration Statement on Form 8-A/A filed on July 2, 2010)

Exhibit Number	Description

4.5	Share Purchase Agreement, dated May 18, 2016, by and among Teekay Corporation and the purchasers named therein (incorporated by reference to Exhibit 10.1 to Teekay Corporation’s Report on Form 6-K (File No.1-12874), filed with the SEC on June 30, 2016)

4.6	Registration Rights Agreement, dated June 29, 2016, by and among Teekay Corporation and the investors named therein (incorporated by reference to Exhibit 4.1 to Teekay Corporation’s Report on Form 6-K (File No.1-12874), filed with the SEC on June 30, 2016)

5.1	Opinion of Watson Farley & Williams LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson Farley & Williams LLP, relating to tax matters

23.1	Consent of KPMG LLP

23.2	Consent of Watson Farley & Williams LLP (contained in Exhibit 5.1)

23.3	Consent of Perkins Coie LLP (contained in Exhibit 8.1)

24.1	Powers of Attorney (contained on signature page to the registration statement)

*	To be filed by amendment or as an exhibit to a Report on Form 6-K of the Registrant that is subsequently incorporated by reference into this registration statement.

(b) Financial Statement Schedules.

All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

(c) Reports, Opinions, and Appraisals

The following reports, opinions, and appraisals are included herein: None.

ITEM 10. Undertakings

The Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a. to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the Securities Act);

b. to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

c. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs 1(a), 1(b) and 1(c) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph 4 and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by section 10(a)(3) of the Securities Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

5. That, for the purpose of determining liability under the Securities Act to any purchaser:

a. each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

b. each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6. That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a. any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

b. any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

c. the portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

d. any other communication that is an offer in the offering made by the Registrant to the purchaser.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, on July 29, 2016.

TEEKAY CORPORATION

By:	/s/ Peter Evensen
Peter Evensen, President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Peter Evensen and Vincent Lok, or any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorney- in-fact and agent or any of his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on July 29, 2016 by the following persons in the following capacities:

Signature	Title

/s/ Peter Evensen Peter Evensen	Director, President, Chief Executive Officer and Authorized Representative in the United States (Principal Executive Officer)

/s/ Vincent Lok Vincent Lok	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ C. Sean Day C. Sean Day	Chairman of the Board

/s/ Axel Karlshoej Axel Karlshoej	Director

/s/ Alan Semple Alan Semple	Director

William Utt	Director

Peter S. Janson	Director

Thomas Kuo-Yuen Hsu	Director

/s/ Eileen A. Mercier Eileen A. Mercier	Director

/s/ Bjorn Moller Bjorn Moller	Director

Tore I. Sandvold	Director

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

4.1	Amended and Restated Articles of Incorporation of Teekay Corporation (incorporated by reference to Exhibit 1.1 to Teekay Corporation’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009)

4.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation (incorporated by reference to Exhibit 1.2 to Teekay Corporation’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009)

4.3	Amended and Restated Bylaws of Teekay Corporation (incorporated by reference to Exhibit 1.3 to Teekay Corporation’s Report on Form 6-K (File No.1-12874), filed with the SEC on August 31, 2011)

4.5	Share Purchase Agreement, dated May 18, 2016, by and among Teekay Corporation and the purchasers named therein (incorporated by reference to Exhibit 10.1 to Teekay Corporation’s Report on Form 6-K (File No.1-12874), filed with the SEC on June 30, 2016)

4.6	Registration Rights Agreement, dated June 29, 2016, by and among Teekay Corporation and the investors named therein (incorporated by reference to Exhibit 4.1 to Teekay Corporation’s Report on Form 6-K (File No.1-12874), filed with the SEC on June 30, 2016)

5.1	Opinion of Watson Farley & Williams LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson Farley & Williams LLP, relating to tax matters

23.1	Consent of KPMG LLP

23.2	Consent of Watson Farley & Williams LLP (contained in Exhibit 5.1)

23.3	Consent of Perkins Coie LLP (contained in Exhibit 8.1)

24.1	Powers of Attorney (contained on signature page to the registration statement)

*	To be filed by amendment or as an exhibit to a Report on Form 6-K of the Registrant that is subsequently incorporated by reference into this registration statement.